SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that, on this date, took office the new Board of Directors elected by the 165th Extraordinary General Meeting held on July 22, 2016, whose terms will end on the date of the Annual General Meeting to be held in 2017.

The board member Jailson José Medeiros Alves, elected by the Company's employees in a separate election, pursuant to article 17, V of the Company's Bylaws, resigned today, the position of Board member, being replaced by his deputy Carlos Eduardo Rodrigues Pereira, also elected by the employees of the Company. Mr. Carlos Eduardo Pereira Rodrigues also took office on this date and its mandate will be effective until a new election in separate by the Company's employees, what is suspended by decision of the court of the 3rd Civil Chamber of the Court of Justice of Rio de Janeiro.

Facing the events above mentioned and considering that remains in office the board member who had been elected at the 56th Annual General Meeting by minority shareholders in a separate election, according to Article 17, III of the Company's Bylaws, the Eletrobras Board of Directors is composed, from this date, by 9 (nine) members, as follows:

•         José Luiz Alqueres - Chairman

•         Vicente Falconi Campos

•         Wilson Ferreira Junior

•         Ana Paula Vitali Janes Vescovi

•         Esteves Colnago Junior

•         Elena Landau

•         José Pais Rangel

•         Mozart de Siqueira Campos Araújo

•         Carlos Eduardo Rodrigues Pereira

MARKET ANNOUNCEMENT

The Company also reports that, in addition to the Market Announcement of July 15, 2016, the Board of Directors with its new composition, decided to segregate the activities of distribution and generation of electric energy, given that, as approved by 165th Extraordinary General Meeting of Eletrobras, held on July 22, 2016, the distribution companies subsidiaries of Eletrobras which had not approved the extension of their concessions, named Companhia Energéticas do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A (denominated together "Distribution Companies") shall, if the consent of the Grantor, remain as responsible for the operation and maintenance of public distribution of energy services of their locations up to transfer their shareholdings controls under Provisional Measure 735/2016, what should occur until December 31, 2017.

During the period of the temporary concession of the distribution companies, as mentioned above, the distribution companies should receive adequate remuneration for providing distribution services, without any injection of funds by Eletrobras holding, as approved by the 165th Extraordinary General Meeting.

The Board of Directors also decided to extinguish the Regulatory Executive Board, which will become a Superintendence of Regulation, linked to the Presidency of the Company.

Finally, the Company informs that the Eletrobras Board of Directors, on this date, elected for a term of 3 (three) years, Mr. Wilson Ferreira Junior, as CEO, replacing Mr. José da Costa Carvalho Neto; Mr. Carlos Eduardo Gonzalez Baldi, as Chief Generation Officer; Mr. Luiz Henrique Hamann, as Chief Distribution Officer, both replacing Mr. Marco Aurélio Madureira da Silva, then Chief of Generation and Distribution Officer; Mr. José Antonio Muniz, as Chief Transmission Officer; Mr. Armando Casado de Araujo, as Chief Financial and Investor Relations Officer; Mr. Alexandre Vaghi de Arruda Aniz, as Chief Administration Officer.

Rio de Janeiro, July 25, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.